1. "SHOOTING HEROIN" OVERVIEW & SYNOPSIS

OVERVIEW

"Shooting Heroin" (2019) is the 2nd Official Feature Film in the new Hard Faith™ film genre and director Spencer T Folmar's 4th feature film. This film is in pre-production. We are beginning to reach out to talent and crew to plan our shooting schedule in Pennsylvania this year.

LOGLINE: A small town community comes together to exterminate the heroin epidemic by whatever means necessary. The fight for the heart of small town America begins.

SUMMARY:

The heroin/opioid epidemic is a crisis destroying small town America and our youth. One small town has had enough, and they will do whatever it takes to eliminate heroin from its community by whatever means necessary. "Shooting Heroin" is a fascinating, unflinching story about the ravages of the Heroin epidemic on a small rust-belt town in Pennsylvania and the townsfolk who decide to take matters into their own hands.

A ragtag team of locals come together to form the first volunteer drug task force to confront this epidemic head-on. The team consists of: Adam, who just moved back to town after serving overseas in the Armed Services and is shocked at how much his hometown has changed since he last lived there; Hazel who is now on a crusade after she lost both of her sons in 12 hours to heroin overdoses travels from school to school to persuade students not to experiment with drugs; Edward, who works down at the local prison as a guard and sees the legal consequences of the dealers and users of illicit drugs. The local police officer, Bob, has a few hundred miles of jurisdiction and over ten thousand souls under his care and he is more than happy to have other residents trying to stop the bleeding.

The team starts off optimistic and full of hope that if they work with the community, the schools, and the area leaders that things may turnaround and overdoses might level off. Adam is frustrated by the loss of his own brother to a heroin overdose and lacks the patience to let a change in thinking take its course. There is a recurring drug dealer riding on a four wheeler around town that is seen, but when he tries to deal drugs on school property, Adam loses his composure and goes off the deep end. The power has gone to Adam's head, and Officer Bob is forced to let him go. Adam now teams up with all the locals who are most frustrated and enraged at the lack of progress in stopping the spread of drugs in the community that he finds a renegade group who will take the law into their own hands as judge, jury and prosecutor. There is violence and horror in the last night of the drug task force, and chaos and vengeance takes over the community in a fight that starts in the heart.

DIRECTOR'S STATEMENT

I was in the middle of making another movie when the story of "Shooting Heroin" broke into my life's trajectory. I was visiting my hometown in Central Pennsylvania for Christmas last year when I was confronted by the devastation of the Opioid Epidemic that has struck in America. Where I was raised is not unique from many small towns and the heart of this country where illicit and deadly drug use is on the rise. Here are some shocking facts that have opened my eyes to this crisis:

- On average, 115 Americans die every day from an opioid overdose (CDC, 2017)
- Opioids Are Now Responsible for 1 in 5 Deaths Among Young Adults (Time Magazine, 2016)
- President Donald Trump makes the Opioid Epidemic a National Emergency (White House, 2017)

While visiting home for the holidays I heard countless heart breaking stories of families and lives devastated by this epidemic. This film is about a small town community that comes together to confront their feelings of frustration, rage, and loss over the effects of this phenomenon in our country. This is a movie of hope i n the idea of taking responsibility for our own towns, families, and ourselves.

I haven't lived in Pennsylvania for many years, but it is still home. I cannot stand by and watch so many friends and members of my community be taken over by this epidemic. This movie is a call to all of America to reach out to those suffering or under the weight of addiction in our own lives. It is a call to action but with a commitment to all individual's well being no matter what the cost. This story is based on real events with a fictional ending that very well could become a reality if nothing continues to be done to stop the spread of opioids. This epidemic doesn't discriminate and none of us have to look far to see the carnage in our midst.

Drug addition and Opioids are ravaging America. Hundreds of thousands of Americans have lost their lives to drug abuse, and it will only get worse unless action is taken. This cautionary tale is a call to action for us all to unite to save the heart of America.

Sincerely,

SPENCER T. FOLMAR

Writer & Director

Hard Faith Films

For more information on the Opioid Epidemic please visit CDC.govFor more information on the Opioid Epidemic please visit CDC.gov

REVENUE PARTICIPATION AGREEMENT FOR Heroin Film L.L.C.

This Agreement sets forth the intentions of the Company, and **EXECUTIVE PRODUCER**, hereinafter referred to as Member, regarding the financing by Member of certain costs of the Company, as more detailed in the Pro Forma attached hereto made a part hereof as Exhibit "A". You and we agree as follows:

1. The Company's Assets shall be the Company's right, title and interest to provide production services to certain motion picture projects and other activates as the Managers determine from time to time and including intellectual property and contractual rights, together with all other personal property, tangible o r intangible, being employed in or used or useful in the conduct of the Company's business.

2. Member shall provide the total amount of $_____ $[AMOUNT]_____ (the "Member Contribution") to the Company. The Member Contribution shall be paid in the following manner:

    a. $ $[AMOUNT]_____ in immediately available funds deposited in a mutually approved account upon execution of this Agreement.

3. The allocation of Revenue shall be as follows:

    a.   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Equity Funds) and Filmmaker Funds and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred ten percent (110%) of the Investor Funds and the Additional Investors have received an amount equal to one hundred ten percent (110%) of the Additional Funds; and

    b.   Next: 50% shall be paid out to Equity Members on a pro rata basis deter- mined by the amount of each Equity Members' Capital Contribution;

        •   Simultaneously, 50% shall be paid out equally to the Managers' Company, Hard Faith, LLC (i.e, 50/50);

    c.   As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay Investors providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

(xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

5. The Managers, through their company, Heroin Film L.L.C. may exercise their sole discretion in commencing and securing additional rounds of funding in the best interest of efficiently operating the Company and protecting the Company Assets.

6. Though the Managers hold ownership interests in the Company not otherwise purchased and allocated to the Member and other members in the Company, neither the Managers nor their principals shall retain any other revenue interests separate and apart from the Members regarding the Company operations; but, the Managers may earn additional and separate income from: Writing, Directing and Executive Producer fees or fees as otherwise appropriate for services rendered by Managers to the Company.

7. The Member hereby affirms that he/she has been given ample opportunity to make inquiries and has become familiar with the business plans of the Managers for the planning and operation of the Company, and that such disclosures are adequate for the Member to make an informed decision to invest his/her capital funds in this venture. Further, each Member affirms that he/she is a "qualified investor" as that term is used in the buying and selling of private securities, and that he/she can afford the risks of making this Member Contribution.

8. The manner of the operation of the Company is delineated more specifically in the Operating Agreement attached hereto and made a part hereof by reference as Exhibit "B". In the event the terms of this Agreement conflict with the terms of the Operating Agreement, the terms of the Operating Agreement shall prevail.

9. By signing below, both parties agree that they have sought independent legal advice regarding this Agreement or waived their opportunity to do so and otherwise understand the terms herein. In case of breach of this Agreement, the aggrieved party must give specific written notice of breach to the other party. Upon

receipt of such notice, the party accused of breach shall have thirty (30) days in which to cure the alleged breach. This Agreement shall not be assignable by Member without the prior written consent of the Company. This Agreement shall be construed under and governed by the laws of the state of Pennsylvania and any dispute arising out of breach of this Agreement shall be subject to the exclusive jurisdiction of the courts of Clark County, Pennsylvania, or Federal District Court with jurisdiction in such County. This Agreement may be executed in counterparts. Member recognizes and agrees that its participation and contribution to the Company contains substantial risk, including the possibility that Member shall receive nothing whatsoever from venture described herein. The Member freely acknowledges and accepts such risk and shall hold Company and its owners and representatives free from claim or liability regarding any lack of success of the Company. The parties may enter a more formal agreement incorporating the terms of this Agreement and other mutually agreed terms, but unless and until such time, this Agreement shall remain the other agreement between the parties regarding the subject matter herein, whether oral or written.

10. It is hereby agreed between parties that an executed copy of this Agreement received by either party via electronic transmission shall be considered to be an original.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

Heroin Film, LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited